UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Office Depot, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	1-10948	59-2663954
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification Number)

6600 North Military Trail, Boca Raton, Florida (Address of Principal Executive Offices)		33496 (Zip Code)

Darlene Quashie Henry

Vice President, Associate General Counsel, Corporate & Compliance

(561) 438-4800

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Office Depot, Inc. (“Office Depot” or the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”) for the year ended December 31, 2013.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (“3TG”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Office Depot is a global supplier of office products and services to customers and businesses. Through our three reportable segments or divisions, North American Retail Division, North American Business Solutions Division and International Division, Office Depot sells a broad assortment of merchandise from national brands as well as our own private label brands. On November 5, 2013, Office Depot merged with OfficeMax Incorporated (“OfficeMax”). The merged Company currently operates under the Office Depot® and OfficeMax® brands and utilizes other proprietary company and product brand names.

Office Depot did not manufacture products in 2013, but it did contract to manufacture products under its private label brands. The Company determined that in 2013, the Company exercised a degree of control over the manufacturing of some products for which 3TG is necessary to the functionality or production of such products (the “Covered Products”). As a result of this determination, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the 3TG in its Covered Products. The RCOI was reasonably designed to determine whether the 3TG found in the Covered Products originated in the Covered Countries or were from recycled or scrap sources. Based on the RCOI, the Company determined that the necessary 3TG in the Covered Products did not originate in the Covered Countries or came from recycled or scrap sources.

The Company’s RCOI included the following steps: the identification of the direct suppliers of the Covered Products; data collection; and the assessment to determine whether further due diligence was required.

•	Identification of the suppliers: The Company identified the direct suppliers of the Covered Products (the “Supplier Group”).

•	Data collection: To collect information on the 3TG contained in the Covered Products supplied by the Supplier Group, the Company distributed a questionnaire to the Supplier Group based on the Electronic Industry Citizenship Coalition/Global e-Sustainability Conflict Minerals Reporting Template (the “Questionnaire”). The Questionnaire requested information from the Supplier Group, including (i) whether any 3TG are contained in products supplied to the Company, (ii) whether the 3TG are necessary to the functionality or production of the products in which they are used and (iii) whether the 3TG originated from the Covered Countries or came from recycled or scrap sources. The Company received responses from all members of the Supplier Group indicating that the necessary 3TG in the Covered Products did not come from the Covered Countries or came from recycled or scrap sources.

•	Assessment: The Company reviewed responses from the Supplier Group to assess their adequacy.

Based on the data collected by the Company through the RCOI, the Company determined that the 3TG used in the Covered Products did not come from the Covered Countries or came from recycled or scrap sources. Accordingly, the Company determined that no additional due diligence measures were required to be taken.

This information is publicly available at:

http://investor.officedepot.com/phoenix.zhtml?c=94746&p=irol-analystscenter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 2, 2014	OFFICE DEPOT, INC.

	By:	/s/ Elisa D. Garcia C.
Elisa D. Garcia C. Executive Vice President, Chief Legal Officer and Corporate Secretary